Exhibit 99.2

SCAN TO
VIEW MATERIALS & VOTE

CAZOO GROUP LTD
41 CHALTON STREET
LONDON, NW1 1JD
UNITED KINGDOM

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com** **or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on February 6, 2023. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/CZOO2023SM**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on February 6, 2023. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D95276-S60790

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CAZOO GROUP LTD

The Board of Directors recommends you vote FOR proposals 1 and 2.

	For	Against	Abstain
1. Approve, as an ordinary resolution, that every 20 shares with a par value of US$0.0001 each in the issued and unissued share capital of Cazoo Group Ltd (the "Company") be consolidated into one (1) share (each, a "Consolidated Share") with a par value of US$0.002 (the "Reverse Stock Split"), so that immediately following the Reverse Stock Split, the authorized share capital of the Company shall be US$325,500 divided into 110,000,000 Class A ordinary shares of a par value of US$0.002 each, 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each, effective upon further approval by the board of directors of the Company (the "Board") to implement the Reverse Stock Split at its discretion (the "Reverse Stock Split Proposal"); and	☐	☐	☐
2. Approve, as an ordinary resolution that, immediately following the Reverse Stock Split becoming effective, the authorized share capital of the Company be increased:	☐	☐	☐

a. FROM: US$325,500 divided into 110,000,000 Class A ordinary shares of a par value of US$0.002 each, 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each,

b. TO: US$435,500 divided into 165,000,000 Class A ordinary shares of a par value of US$0.002 each, 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each (the "Share Increase"), effective upon approval by the Board to implement the Share Increase at its discretion (the "Share Increase Proposal").

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting: The Proxy Statement is available at www.proxyvote.com. D95277-S60790 CAZOO GROUP LTD Extraordinary General Meeting of Shareholders February 7, 2023 2:00 PM GMT This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) Ned Staple and Paul Woolf, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the Class A ordinary shares of CAZOO GROUP LTD that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 2:00 PM, GMT on February 7, 2023, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse side